CONTACT:

Dee Ann Johnson
(412) 456-4410

FOR IMMEDIATE RELEASE

PITTSBURGH, PA July 19, 2006. . . . . Ampco-Pittsburgh Corporation (NYSE: AP) had sales of $ 75,455,000 and $144,344,000 for the three and six months ended June 30, 2006, respectively, against sales of $62,347,000 and $121,241,000 for the comparable prior year periods. Net income for the three months ended June 30, 2006 and 2005 was $6,557,000 or $0.67 per share and $3,146,000 or $0.32 per share and for the six months ended June 30, 2006 and 2005 was $12,129,000 or $1.24 per share and $4,649,000 or $0.48 per share, respectively. Income from operations approximated $9,197,000 and $16,862,000 for the three and six months ended June 30, 2006 against $4,083,000 and $6,355,000 for the comparable prior year periods which included proceeds from settlement of the Corporation’s 2004 flood-related business interruption insurance claim of $1,717,000 in the second quarter for a six month total of $2,320,000.

Increased demand and better margins for rolling mill rolls supplied to the global steel and aluminum industries by the Forged & Cast Rolls group were the principal reasons for the substantial improvement in sales and operating income for the quarter and year to date. In addition, the performance of the smaller Air & Liquid Processing group improved.

Operating results for the balance of the year are expected to be strong.

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AMPCO-PITTSBURGH CORPORATION
FINANCIAL SUMMARY

                     Three Months Ended June 30,       Six Months Ended June 30,
                       2006           2005               2006              2005

Sales	$75,455,000	$62,347,000	$144,344,000	$121,241,000

Income from operations	9,197,000	4,083,000	16,862,000	6,355,000
Other income (expense)-net	446,000	(108,000)	1,081,000	(255,000)

Income before income taxes	9,643,000	3,975,000	17,943,000	6,100,000
Income tax provision	3,086,000	829,000	5,814,000	1,451,000

Net income	$6,557,000	$3,146,000	$12,129,000	$4,649,000

Earnings per common share:
Basic	$0.67	$0.32	$1.24	$0.48
Diluted	$0.66	$0.32	$1.22	$0.47